FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                          For the month of July 2004


                       Commission File Number 333-13944


                       Mahanagar Telephone Nigam Limited
             -----------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                                      N/A
             -----------------------------------------------------
                (Translation of Registrant's name into English)


                      12th Floor, Jeevan Bharati Tower-1
                             124 Connaught Circus
                               New Delhi 110 001
                                     India
             -----------------------------------------------------
                   (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X      Form 40-F
                                  -----               -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                -----

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                               -----

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No
                                    ----     ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

                                Not applicable.

         Attached hereto is a copy of the quarterly results and related press release for the quarter ended June 30, 2004.

                                 PRESS RELEASE
                                 -------------

                       MAHANAGAR TELEPHONE NIGAM LIMITED

NET PROFIT INCREASED BY Rs. 295.59 MILLION FOR THE QUARTER ENDING 30.06.2004 AS COMPARED TO THE CORRESPONDING QUARTER OF THE PREVIOUS YEAR.

The Board of Directors of MTNL have taken on record the Unaudited financial results for the 1st quarter ended on 30.06.2004. Despite reduction of long distance call rates by 48 % w.e.f. March. 2003, the total income of the Company has decreased only by Rs. 149.12 Million as compared to the corresponding quarter of the previous year.

The depreciation during the current quarter has gone down by Rs. 782.19 million i.e. by . 35.55 % as compared to the corresponding quarter of the previous year. The decrease in depreciation is due to change in the useful life of apparatus & plants, Cables, Lines & wires w.e.f 1.4.2003 based on technical evaluation

The licence fee during the current quarter ended on 30.6.2004 has been reduced to 1349..92 Million as compared to Rs.1915.28 Million during the corresponding quarter of the previous year i.e. by 565.36 Million

The Revenue Sharing during the current quarter ended on 30.6.2004 has been reduced to 1597.57 Million as compared to Rs.1980.17 Million during the corresponding quarter of the previous year i.e. by 382.60 Million

MTNL has made a net profit of Rs 2801.66 Million in the 1st quarter of the current financial year against Rs. 2506.07 Million in the corresponding quarter of the previous financial year. Thus the net profit of the company has increased in the current quarter by Rs 295.59 million .

                                                                       For, MTNL
                                                            Authorised Signatory
New Delhi
26.7.2004.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Mahanagar Telephone Nigam Limited




                                         By      /s/ R.S.P. Sinha
                                           -----------------------------------
                                         Name:      R.S.P. Sinha
                                         Title:     Chairman & Managing Director


Date:   July 29, 2004


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


                          MAHANAGAR TELEPHONE NIGAM LIMITED
                          ---------------------------------
                            (A Govt. of India Enterprise)
                                                                                Rs in Million
                                                                                -------------
              UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED 30.06.2004

----------------------------------------------------------------------------------------------
                                                   UNAUDITED                       AUDITED
                                                 ---------------------------------------------
                                                 Three months    Corresponding     Year ended
SI.                   Particulars                   ended       three months of     31.3.2004
No.                                                   on         the previous     (Subject to
                                                  30-06-2004      year ended          C& AG
                                                                      on            comments)
                                                                  30-06-2003
----------------------------------------------------------------------------------------------
1      Net Income from Service                        14572.07         14974.79      63695.99
2      Other Income                                     657.97           404.37       3143.31
       Total Income                                   15230.04         15379.16      66839.30
3      Total Expenditure
    a. Staff Cost                                      4575.31          3363.81      16193.70
    b. Admn./Operative Expenditure                     2448.26          2146.56      11822.79
    c. Licence Fee                                     1349.92          1915.28       6429.58
    d. Revenue Sharing                                 1597.57          1980.17       9749.57
4      Interest                                         110.33            73.14       5437.95
5      Depreciation                                    1418.12          2200.31        346.20
       Total                                          11499.51         11679.27      49979.79
6      Profit Before Tax                               3730.53          3699.89      16859.51
7      Provision for Taxation                          1209.72          1048.74       3753.71
8       Provision for Deffered tax                     -280.85           145.08        759.77
9      Prior period adjustments                           0.00             0.00        841.25
10     Net Profit                                      2801.66          2506.07      11504.78
11     Paid up equity share capital
       Face value of Rs.10/-each.
12     Reserves excluding
       Revaluation Reserve (As at 31.03.2004)                                        96976.28

13     EPS
       Basic/Diluted (in Rs.)                             4.45             3.98         18.26
14     Aggregate of non-promoter
       shareholding:-
    a. Number of shares                                                             275627260
    b. Percentage of shareholding                                                      43.75%
----------------------------------------------------------------------------------------------


Notes:
  1    The above results  have  been reviewed by the Audit Committee & taken on record by the Board of Directors in their meeting held on 26-07-2004.
  2     Previous period  / year figures have been regrouped/rearranged wherever necessary.
  3     The status of investor complaints received and disposed off during this quarter ended on 30.06.2004 is as under:
                                                                                    (Nos.)
        Complaints pending at the beginning of the quarter                            7
        Complaints received during this quarter                                     311
        Disposal of Complaints                                                      315
        Complaints lying unresolved at the end of the quarter                         3


Place: Delhi                                                For and on behalf of the Board
Date : 26.07.2004

                                                                      R.S.P Sinha
                                                             Chairman & Managing Director


                    UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE
                                    THREE MONTHS ENDED ON 30/06/2004

                                                                                               Rs. in Million
----------------------------------------------------------------------------------------------------------------
                                                                                                    Year
                                                              Q1                 Q1                 Ended
  S.NO                                                      2004-05            2003-04             31.3.2004
                          Particulars                                                              (Audited)
----------------------------------------------------------------------------------------------------------------

   1.     Income from Services
          Basic Services                                  14,047.20            14,568.71           61,826.14
          Cellular                                           524.87               406.08            1,869.85
          Unallocable                                             -                    -                   -
                                                     -------------------------------------------------------
                                               Total      14,572.07            14,974.79           63,695.99

          Less: Inter Unit Income                                 -                    -                   -

                                                     -------------------------------------------------------
          Net Income From Services                        14,572.07            14,974.79           63,695.99
                                                     =======================================================


   2.     Segment result before interest/
           and Tax
          Basic Services                                  3,466.33             3,072.35           15,130.40
          Cellular                                          180.38               188.94              495.00
          Unallocable                                       194.15               511.74            1,580.32
                                                     -------------------------------------------------------
                                               Total      3,840.86             3,773.03           17,205.71

          Less: Interest                                    110.33                73.14              346.20

          Less: Prior period Items                                                                   841.25
                                                     -------------------------------------------------------
          Profit before tax                               3,730.53             3,699.89           16,018.26
                                                     =======================================================

          Less: Provision for Tax                           928.87             1,193.82            4,513.48
                                                     -------------------------------------------------------
          Profit after tax                                2,801.66             2,506.07           11,504.78
                                                     =======================================================

------------------------------------------------------------------------------------------------------------

   3.     Capital Employed
          (Segment Assets - Segment Liabilities)

          Basic Services                                 42,577.66            47,211.50           42,311.07
          Cellular                                        2,006.83             1,115.27            1,939.44
          Unallocable                                    67,128.03            56,073.68           64,660.34
                                                     -------------------------------------------------------
                                               Total    111,712.52           104,400.46          108,910.85
                                                     =======================================================